August 24, 2005
BY EDGAR AND FACSIMILE (202-772-9203)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey B. Werbitt, Attorney-Advisor

RE:	Sierra Pacific Resources Schedule TO-I filed August 3, 2005 SEC File No. 005-44979 Form S-4 filed August 3, 2005 SEC File No. 333-127128
Ladies and Gentlemen:
     On behalf of Sierra Pacific Resources (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) comment letter dated August 16, 2005 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) and the Company’s Schedule TO-I (the “Schedule TO”), both of which are referenced above and relate to the Company’s offer to pay a cash premium upon the conversion of its $300 million principal amount outstanding 7 1/4% Convertible Notes due 2010 (the “Notes”) to the Company’s common stock. Filed herewith via EDGAR are Amendment No. 1 (“Amendment No. 1”) to the Registration Statement and Amendment No. 1 to the Schedule TO.
     The following sets forth the Company’s responses to the comments included in the Comment Letter. For ease of reference, your comments are set forth below in bold, followed by the Company’s responses. Page references included in the body of the Company’s responses are to Amendment No. 1.
Schedule TO-I
General
1.	Please provide us your analysis regarding why the pro forma information described in Item 1010(b) of Regulation M-A is not required.

Securities and Exchange Commission
August 24, 2005

     The Company believes that the pro forma financial information described in Item 1010(b) of Regulation M-A is not material and, therefore, not required to be disclosed. The Company believes that the approximate $57 million expense associated with the Offer and the reclassification of the Notes from long-term debt to equity upon issuance of the Common Stock will not materially impact the Company’s financial condition or the holder’s understanding of the effect of the transaction on the Company’s financial condition. Since the Offer is directed towards existing holders of the Notes, the Company further believes that a presentation of pro forma financial information will not be material to the noteholders’ decision to accept the Offer, particularly since the financing condition no longer exists (as described in the response to comment 8 below). In addition, as disclosed on page 20 of Amendment No. 1, the Company’s basic earnings per share calculation and book value per share are already calculated on an as-converted basis to give effect to the issuance of the shares upon conversion of the Notes. Further, Instruction 2 to Item 10 of Schedule TO lists a number of factors that are relevant in determining whether pro forma financial statements would be material. The Company notes that the financing condition to the Offer has been eliminated, the Conversion Consideration consists solely of cash, the Company is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934 that files reports electronically on EDGAR and the Offer is for all of the outstanding Notes.
Item 10. Financial Statements
2.	Please update your financial statements to incorporate by reference your most recent quarterly report. See Item 1010(a) of Regulation M-A.
     In response to the Staff’s comment, the Company has revised Item 10 of Schedule TO to incorporate by reference its most recent quarterly report.
Registration Statement on Form S-4
Cover Page
3.	You disclose that your Offer will expire at 5:00 p.m. on August 31, 2005, unless Sierra terminates it earlier. You also disclose that Sierra has a right to terminate the Offer and that you may terminate the Offer “for any reason in [your] sole and absolute discretion.” Since you do not reference the occurrence of any listed Offer condition, this language seems to imply that you may terminate the Offer at will in your sole discretion and for any reason. Please note that it is our view that you may terminate the Offer only if one of the listed Offer conditions so permits. Please confirm your understanding and revise your disclosure throughout your Offer to purchase to remove the implication that the Offer is illusory.
     In response to the Staff’s comment, the Company confirms its understanding and has revised the disclosure on pages 13 and 15 of Amendment No. 1 to provide that the Offer may be terminated only if the listed Offer conditions are not met.
4.	We note that Holders will receive 219.1637 shares of your common stock, $180.00 in cash and accrued and unpaid interest up to the expiration date of the Offer. Please disclose the cash amount of the accrued and unpaid interest anticipated to be paid if the Offer ends, as expected, on August 31, 2005.
     In response to the Staff’s comment, the cover page of the prospectus has been revised to disclose the cash amount of the accrued and unpaid interest anticipated to be paid if the Offer ends on August 31, 2005 and is settled on September 1, 2005.

Securities and Exchange Commission
August 24, 2005

5.	You disclose that security holders may withdraw the conversions at any time until 5:00 p.m. on the Expiration Date and if the Offer is terminated prior to the payment of the consideration. Please revise your disclosure, here and throughout your Conversion Offer Prospectus to also disclose the additional withdrawal rights under Rule 13e-4(f)(2)(ii). For example, revise your “Summary” to include similar disclosure.
     In response to the Staff’s comment, the Company has revised the disclosure on pages i, 3, 16, 22 and 26 of Amendment No. 1 to state that Notes surrendered for conversion may be withdrawn if they have not been accepted by the Company for conversion after the 40th business day from the commencement of the Offer.
Important, page ii
6.	We note that you disclose on page ii that the delivery of this Offer shall not create the implication that the information is correct as of any time subsequent to the date of the Offer or that there has been a change in the information set forth in the Offer. Also, on page iv, under “Special Note Regarding Forward-Looking Statements,” you disclose that Sierra, NPC and SPPC assume no obligation to update forward-looking statements. This disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.
     The Company has revised the disclosure on pages ii and iv, in response to the Staff’s comment.
Special Note Regarding Forward-Looking Statements, page iii
7.	You disclose that information in this Conversion Offer Prospectus and in documents it incorporates by reference include forward-looking statements within the meaning of the meaning of the Private Securities Litigation Reform Act of 1995. Be advised that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(1)(E) of the Exchange Act of 1934 and the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement. Accordingly, please remove your references to the Reform Act. In the alternative, clearly disclose that the safe harbor protections in the Reform Act do not apply to disclosure in the Offering Memorandum or any other tender offer materials, including press releases that are issued in association with your tender offer.

Securities and Exchange Commission
August 24, 2005

     In response to the Staff’s comment, the Company has revised the prospectus on page iii to remove the reference to the Reform Act.
Sources and Amount of Funds, page 1
8.	You disclose that Sierra may delay the Offer if the “New Offer does not result in the receipt by the Company of net proceeds, on terms and conditions satisfactory to the Company, sufficient to pay the Conversion Consideration due in respect of all Notes surrendered for conversion pursuant to the Offer and to cover the other intended uses of the proceeds of the New Offering.” Please clarify the circumstances under which you may delay payment. Note that once the Offer is expired payment may only be delayed in anticipation of governmental regulatory approvals.
     Because the note offering referenced in this disclosure has now been consummated, the Company has revised the disclosure here and throughout the prospectus to remove this condition.
Questions and Answers About the Offer, page 12
How will I be notified if the Offer is extended, amended or terminated?, page 15
9.	The disclosure that Sierra has “no obligation to publish, advertise or otherwise communicate” a change in the Offer other than by press release is inconsistent with your potential obligations under Rule 13e-4(e)(3). Depending on the materiality of the new information, you may be required to disseminate in a manner other than a press release. Please confirm your understanding and revise your Conversion Offer Prospectus.
     In response to the Staff’s comment, the Company confirms its understanding and has revised the disclosure on page 15 of Amendment No. 1 to provide that, if the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will disseminate additional Offer materials and extend such Offer to the extent required by law.
Selected Historical Consolidated Financial Data, page 19
10.	Please update your selected historical consolidated financial data as of June 30, 2005. See Item 1010(c) of Regulation M-A.
     In response to the Staff’s comment, the Company has updated the selected historical consolidated financial data as of June 30, 2005.
Terms of the Offer, page 22

Securities and Exchange Commission
August 24, 2005

11.	You disclose on page 26 that “the Company also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any surrender with respect to Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders.” In the event you waive a condition, you must waive it for all holders. Please revise.
     The disclosure on page 26 has been revised in response to the Staff’s comment.
Conditions to the Offer, page 27
Financing Condition, page 27
12.	Please note that it is our position that a tender offer subject to a financing condition must remain open for at least five business days after the financing condition has been waived or satisfied. Revise the Offer accordingly.
     As noted above in the response to comment 8 above, the financing has now been consummated and the discussion of the financing condition has been removed, including on page 27.
13.	We note that your obligation to accept Notes is dependent upon whether you receive net proceeds “from the New Offering on terms and conditions satisfactory to the Company, sufficient to pay the Conversion consideration and to cover the other intended uses of the proceeds of the New Offering.” It appears that this financing condition is so broadly drafted as to potentially render this offer illusory, and to make it difficult for a Sierra Note holder to determine what events or occurrences will allow you to terminate the Offer. Your conditions must be clearly and specifically described in your offer materials and must be outside of your control. Please revise to specifically disclose the “terms and conditions” that must be met for Sierra to move forward with this Offer. Also, disclose and quantify, if applicable, at what point the terms and conditions will be “satisfactory.” Further, identify and quantify the “other intended uses of the proceeds.” Security holders should be able to determine when the company has an obligation to accept the notes or whether the financing condition has been triggered and Sierra may terminate the Offer. Your financing condition should be revised to eliminate all subjective elements that may leave the determination whether the condition has been triggered within the discretion of Sierra.
     As noted above in the response to comments 8 and 12, the financing has been consummated and the discussion of the financing condition has been removed from the prospectus.

Securities and Exchange Commission
August 24, 2005

14.	Please disclose the amount of funds required to purchase the maximum amount of securities sought in the Offer. See Item 1007(a) of Regulation M-A.
     Because the disclosure about the financing condition has been removed from the section relating to conditions of the offer, the Company respectfully submits that disclosure as to the amount required to purchase the maximum amount is no longer appropriate in this section. The total amount of funds required if all of the Notes were surrendered for conversion is set forth on page 13 of Amendment No. 1, and the amount of accrued but unpaid interest payable has been added on page 1 and page 13.
General Conditions, page 27
15.	See the comment above. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow security holders to objectivity verify whether the conditions have been satisfied. In this regard, please revise the following conditions:

(3) through (5)	You state that these conditions will be determined in your “sole judgment.” Please revise these conditions to provide any subjective standard by which the company will determine whether the condition has been satisfied. Also, where applicable, provide a materially standard.
     We respectfully note that the phrase relating to the Company’s “sole judgment” is contained in conditions (2) through (4), rather than (3) through (5). The disclosure on page 27 of Amendment No. 1 has been revised in response to the Staff’s comment.
16.	We note that you may waive any of the conditions, in whole or in part, at any time from time to time, in the sole discretion of Sierra. We remind you that you may only waive Offer conditions prior to expiration. Please confirm your understanding and revise the last paragraph of this section accordingly.
     In response to the Staff’s comment, the Company confirms its understanding and has revised the Registration Statement on page 28.
United States Federal Income Tax Consequences, page 40
17.	Please revise the tax opinion filed as Exhibit 5.1 to specifically state that the discussion in this section of the prospectus is the opinion of counsel. Eliminate the statement that the discussion in the prospectus “constitutes an accurate description, in general terms, of the indicated material federal income tax consequences. . . .”

Securities and Exchange Commission
August 24, 2005

     In response to the Staff’s comment, we have revised and refiled our tax opinion.
18.	We note the disclosure “that the matter is not free from doubt,” and that you have described what the tax consequences “should” be. To the extent possible, revise this section to unequivocally state the federal tax consequences of the transaction. If counsel cannot provide an unequivocal opinion with respect to all the tax consequences of the transaction, revise: (1) to disclose that counsel cannot opine on the material federal tax consequences; (2) to explain why counsel if not able to opine on a the material federal income tax consequences; (3) to describe the degree of uncertainty in the opinion; and (4) to clarify your disclosure of the possible outcomes and risks to investors. Eliminate uncertain descriptions such as “generally” and “in general.” In describing the possible outcomes, elaborate on the “[o]ther characterization [that] are also possible,” discussed on page 42. Finally, provide a risk factor clarify the risks involved in this uncertainty and highlight these risks in your summary term sheet.
     We note that, because there is no controlling authority directly on point, we are not able to render a fully unqualified opinion. In response to the Staff’s comment, the disclosure on page 41 of Amendment No. 1 has been revised to explain why counsel cannot deliver an unqualified opinion. In addition, the disclosure in the section has been revised to limit descriptions such as “generally” and “in general.” The disclosure on page 42 has also been revised to discuss what some of the other possible characterizations are. The Company has also added a risk factor on page 6 and highlighted these risks in the summary section of the prospectus.
19.	Eliminate the disclaimer in the last sentence of the penultimate paragraph on page 41, the first full paragraph on page 42 and any similar disclosure. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they “should” do so.
     In response to the Staff’s comment, the disclaimers on pages 41 and 42 of Amendment No. 1 have been revised.
Dealer Managers, page 46
20.	You disclose that Sierra agreed to pay the Dealer Managers compensation of $1,500,000 assuming full participation in the Offer. Please clarify whether this constitutes the compensation to each Dealer Manager or the Dealer Managers in the aggregate.
     In response to the Staff’s comment, the Company has revised the disclosure to clarify that the $1,500,000 of compensation is in the aggregate.

Securities and Exchange Commission
August 24, 2005

21.	Please clarify whether any of the $1,500,000 compensation due to the Dealer Managers is contingent. In this regard, we note your disclosure that the compensation is $1,500,000, “assuming full participation.”
     In response to the Staff’s comment, the Company has revised the disclosure on page 46 of Amendment No. 1 to clarify that the Dealer Managers’ compensation is contingent on the principal amount of Notes tendered for conversion pursuant to the Offer and not withdrawn.
Incorporation by Reference, page 47
22.	We note that you disclose that security holders “should assume that the information appearing in this Conversion Offer Prospectus is accurate as of the date of this Conversion Offer Prospectus only. The Company’s business, financial condition and results of operations may have changed since that date.” This language should be revised to reflect your duty to update the Offer to reflect material changes under Rule 13e-4(e)(3).
     In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 1.
23.	In view of the fact that you will be amending your Form S-4, please revise to update the documents that you are incorporating by reference. For example, revise to incorporate by reference your Form 10-Q for the quarter ended June 30, 2005.
     In response to the Staff’s comment, the Company has updated the disclosure on page 47 of Amendment No. 1.
* * * * * *
     Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5043, James W. Hackett, Jr. at (617) 248-2133, or to Eunice Kim Chapon at (617) 248-5256. Thank you.
Very truly yours,
/s/ William C. Rogers
William C. Rogers

Securities and Exchange Commission
August 24, 2005

cc:	Michael W. Yackira
William D. Rogers
James A. McDaniel, Esq.
James W. Hackett, Jr., Esq.
Eunice Kim Chapon, Esq.